Teva Pharmaceuticals Announces Appointment of
Dr. Arie Belldegrun to Board of Directors

Jerusalem, February 11, 2013 –Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that Dr. Arie Belldegrun was appointed by the Board of Directors of Teva, at its meeting of February 5, 2013, to fill a vacancy on the Board effective immediately. Dr. Belldegrun’s term of office will extend until Teva’s 2013 Annual Meeting of Shareholders.

“We are pleased to welcome Dr. Belldegrun to our Board. Arie’s extensive experience in the pharmaceutical industry both as a doctor, a business leader and an academic will enable him to make significant contributions to the Board immediately and help guide us as we look for new and innovative ways to bring medicines to patients around the world and continue to increase value for our shareholders,” stated Dr. Phillip Frost, Chairman of the Board, Teva Pharmaceutical Industries Ltd.

Dr. Belldegrun is a director of the UCLA Institute of Urologic Oncology and Professor and Chair of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Belldegrun serves as the Chairman of the Board of Kite Pharma, Inc., Arno Therapeutics Inc., and TheraCoat, Ltd.

Dr. Belldegrun received his medical degree at the Hadassah Medical School of the Hebrew University and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his residency in urologic surgery at Harvard Medical School and his surgical oncology fellowship at the National Cancer Institute (NCI) / National Institute of Health (NIH).

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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